September 23, 2009

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

Washington, DC 20549

Re:	BNC Bancorp

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File No. 000-50128

Dear Mr. Windsor:

This letter is in response to your letter dated September 11, 2009 concerning the letters BNC Bancorp sent to the SEC dated July 28, 2009 and September 3, 2009. I have keyed our response to your comments in the order given.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Bonuses-Annual Cash Incentive Awards, page 14 of Definitive Proxy Statement on Schedule 14A

1.	We note your response to comment 2 in our letter dated July 14, 2009. Please confirm that you will revise future filings to disclose the targets related to the Key Performance Indicators.

In future filings we will disclose the targets related to the Key Performance Indicators.

2.	We note your response to comment 3 in our letter dated July 14, 2009. Please briefly describe the factors the board considered in determining that the company had “achieved exceptional performance in challenging economic times.” Also, to the extent that the board uses its discretion in the future, please discuss the reasons considered by the board to support its decision.

In determining to pay discretionary bonuses, the Compensation Committee and Board looked at several performance indicators relative to peer performance. They included the following:

•	Liquidity (liquid assets / total assets) – During a period of heighted risk, in order to further enhance the safety and soundness of the Company,

831 JULIAN AVENUE • P.O. BOX 1148 • THOMASVILLE, NORTH CAROLINA 27361-1148 • (336) 476-9200

Mr. Christian Windsor

September 23, 2009

executive management implemented a strategy to increase the on-balance sheet liquidity ratio from 10% in 2007 to 30% in 2008. This compared very favorable to peer levels which remained unchanged at 17% for both 2007 and 2008.

•

Non-Performing Assets (non-performing assets /total assets) – During one of the worst periods of deterioration in credit metrics in recent history, the Company’s non-performing assets ratio of 1.17% at year end compared very favorably with peer ratios of 1.55%.

•

Expense control and Efficiency Ratio (non-interest expense / (net interest income + non-interest income)) – During a period of declining revenues and increased credit costs, it was imperative to manage expenses to a level that would enable the Company to remain profitable. Management continued to outperform its peers in both of these areas, evidenced by the non-interest expense to average assets ratio ending 2008 at 2.26% compared to peers of 2.91%, and the efficiency ratio for the Company being 66.64% for 2008 compared with peer ratios of 69.46%.

In addition to the above, some of the factors that were considered by the Compensation Committee and the Board were:

•	The Company’s employee retention remained at healthy levels.

•

Management successful identified the need, and recruited the necessary talent to build the Company’s support infrastructure in key areas during 2008 in order to further enhance safety and soundness during a period of heightened risk. These initiatives included assembling a Treasury Management Group to help grow commercial core deposits, a Special Assets Group to more effectively handle problem credits, a Retail Banking Group that will enhance uniformity, consistency, and performance of our retail offices, and an Internal Audit Group which reduced costs by over $150,000 annually. These additional support areas were developed while reducing the “noninterest expense to average assets” ratio and efficiency ratio from the prior year.

•	The results of regulatory exams met Board expectations, particularly in light of the current challenging economic environment.

•

Executive Management had the foresight in this environment, and responded accordingly, to implement a leverage transaction that has resulted in over $700,000 per month of additional net interest income to better position the Company to weather the current economic challenges.

Mr. Christian Windsor

September 23, 2009

•	The Executive Management team went was reduced from four executives during 2007 to three executives during 2008, resulting in greater responsibility for the three executive officers.

•	The total executive bonuses decreased from $408,300 in 2007 to $165,000 in 2008, a reduction of 59.6% in total payout, during a period when net income declined by 46.4%.

As stated in Comment 3 of our letter dated July 14, 2009, in future filings we will discuss the reasons considered by the Board if it uses its discretionary authority to award bonuses beyond those earned by the Compensation for Stakeholders plan, or any bonuses awarded otherwise.

3.	Revise your disclosure in future filings to provide a discussion similar to your response to prior comment 2 explaining your Compensation for Stakeholders program. Please refer to Item 402(b)(1) and (2) of Regulation S-K.

In future filings we will include more disclosure similar to our response given in our letter dated July 28, 2009, to prior comment 2 explaining the Compensation for Stakeholders plan.

Summary Compensation Table, page 19 of Definitive Proxy Statement on Schedule 14A

4.	We note your response to comment 4 in our letter dated July 14, 2009. Please confirm that future filings will disclose in the “Bonus” column only those amounts not earned by meeting performance measures in the non-equity incentive plan. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02.

In future filings the only amounts disclosed in the “Bonus” column of the Summary Compensation Table will be amounts not earned by meeting performance measures in the non-equity incentive plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Indebtedness of and Transactions with Management and Directors, page 33 of Definitive Proxy Statement on Schedule 14A

5.

We note your response to comment 6 in our letter dated July 14, 2009. In particular we note that loans to related persons were made on substantially the same terms including interest rates, collateral and repayment terms, as those them prevailing for comparable transactions with nonaffiliated persons. Please confirm, if true, that the loans were made on substantially the same terms including interest rates and collateral as those prevailing

Mr. Christian Windsor

September 23, 2009

at the time for comparable loans with persons not related to the lender. Refer to instruction 4.c. to Item 404(a) of Regulation S-K. Please note that any employee loan program that offers preferential rates to employees would not qualify under the required representation. Consequently, if you are not able to provide the representation required by Instruction 4.c., please provide the information required by Item 404(a)(5) of Regulation S-K.

The Bank of North Carolina makes loans to its executive officers and directors and their family members in the ordinary course of its business. These loans are currently made on substantially the same terms, including interest rates and collateral, as those then prevailing for comparable transactions with persons not related to the lender, and did not involve more than the normal risk of collectability or present any other unfavorable features.

Exhibits

6.	We note your response to comment 8 in our latter dated July 14, 2009. Please confirm that future filings will include any management contract or any compensatory plan, contract, or arrangement, including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) in which any director or any of the named executive officers of the registrant, as defined by Item 402(a)(3) of Regulation S-K, participates, including the 401(k) plan.

In future filings we will include as an exhibit any management contract or any compensatory plan, contract or arrangement, including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing in which any director or any of the named executive officers of the registrant, as defined by Item 402(a)(3) of Regulation S-K, participates. Filing of the Bank of North Carolina 401(k) plan. We do not believe that filing the 401(k) plan is required under Item 402 of Regulation S-K because of an exemption under 601(b)(10)(C)(4) which provides that “any compensatory plan, contract, or arrangement that is available to employees, officers or directors generally and which in operation provides for the same method of allocation of benefits between management and non-management participants” need not be filed. The Bank’s 401(k) plan is available to all employees (after an initial eligibility period is met) and the same method of allocation of benefits is used for all employees.

Mr. Christian Windsor

September 23, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

Note E – Derivative Instruments, page 10

7.	We note your response to comment 11 in our letter dated July 14, 2009. Please provide us with your hedge documentation for your cash flow hedges of money market deposit accounts. In addition, please provide us a sample copy of the money market deposit agreement (and marketing materials for this product, if any) and specifically direct us to the sections that clarify the fixed term to maturity.

We have included our hedge documentation for our cash flow hedges of money market deposit accounts and a sample copy of the money market deposit agreement, including a term sheet relevant to the agreement. For the money market deposit agreement and the term sheet, please refer to section “Term” for the fixed term to maturity information.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you need any additional information, please let me know.

Sincerely,

/s/ W. Swope Montgomery, Jr.
W. Swope Montgomery, Jr.
President and Chief Executive Officer

CASH FLOW HEDGE DOCUMENTATION

This hedge relationship is permitted by the Company’s risk management policy.

Approved by:	Date:

Hedging relationship ID: CS 100mm

Inception of hedge: 2/3/09

Hedge strategy and context: The Bank of North Carolina has a variety of variable interest rate funding sources. Thus, the bank is exposed to risk of rising interest rates. Under this hedge relationship, the company has structured a synthetic cap, where the objective is to offset the effect of interest rate changes, whenever funding rates are higher than the strike rate of the synthetic cap. The synthetic cap differs from an actual cap in that it is structured as a swap, where the cost is embedded in the fixed leg of the swap. That is, the rate on the fixed leg of the swap is higher than which would have applied for a plain vanilla, fixed-versus-floating interest rate swap at the inception of the hedge.

Critically, the bank is hedging cash flows that may arise from various funding mechanisms. That is, substitution (along the line prescribed in DIG issue G21) will not precipitate termination of the current hedge relation. That said, such a restructuring could potentially foster a change to hypothetical derivative, on a go-forward basis. (See the discussion on measuring ineffectiveness.)

Hedged item: Monthly interest cash flows arising from funding rates in excess of 0.80%

The cash flows that serve as the hedged item are a set of uncertain interest payments associated with variable rate funding. These cash flows are interest payments on the funding sources that are paid monthly, reflecting daily interest rate resets. (Note that using the daily average on a prescribed notional balance is deemed to qualify as an acceptable.) All of the cash flows qualifying as hedged items will relate to interest payments pertaining to accrual periods that coincide with calendar months.

Any funding mechanism that serves as the source of the hedged item continues as this source until the Bank documents its intent to make a substitution. Such a substitution, however, will only be made prior to any resets for the applicable next-to-be-settled hedged item. At the inception of the hedge, and until further notice, the source of the hedged item’s cash flow will be the Bank’s Insured Network Deposits program. Any substitutions will be reflected in the spread sheet that supports this documentation.

The company believes the designated cash flows to be probable of occurring on the basis of its existing and planned operations, and the expectation that if the company would commit to maintaining an exposure to variable rate funding with the feature of overnight interest rate resetting

Principal amount	Identical to the notional amount of the derivative
Cash flow features	The hedged item is a set of uncertain cash flows associated with uncertain monthly interest payments, where the rate on these payments exceeds 0.80%
Cash flow frequency	Monthly, pairing a cash flow associated with variable interest payments with each (potential) cash flow of the associated hedging derivative.
Interest convention	ACT/360
Probability assessment	On the basis of outstanding and expected funding requirements, the designated cash flows are probable of occurring.

1

CASH FLOW HEDGE DOCUMENTATION

Accounting treatment: Cash Flow Hedge, G 20 treatment.

Nature of risk being hedged: The derivative is a swap having variable settlements that offset the risk of variable cash flows on the designated hedged item when the interest rate applicable to the designated outstanding balance exceeds 0.80 percent.

Hedging derivative: The hedging derivative is an interest rate swap

Derivative ID
Counterparty	Credit Suisse
Trade date	2/3/09
Notional amount	$100 million
Effective date	2/18/09
Termination date	2/16/14
Fixed price (rate):	2.95%
Pay (P) or receive (R)	P
Interest convention	A/360
Settlements	16th day of the month, following business day convention. First payment on 3/16/09.
Variable price (rate)	Average of the USD-Federal Funds – H.15 over the accrual period, with 1 day look-back plus 0.3% with a floor of 0.8%,
Pay (P) or receive (R)	R
Interest convention	A/360
Reset dates	NY business days
Settlements	16th day of the month, following business day convention. First payment on 3/16/09.

Risk management strategy and hedge objective: The hedge is designed to try to offset the risk of the Bank’s funding costs rising above 0.80 percent.

2

CASH FLOW HEDGE DOCUMENTATION

Method of assessing hedge effectiveness:

The prospective effectiveness test –

The Company validates its expectation that the hedge will be highly effective by demonstrating the respective variable rates underlying the debt that fosters the designated hedged item and the hedging derivative are highly correlated. We use regression analysis for this purpose. This regression will be performed by assessing the correlation between the two series of daily observations – one relating to rate underling the hedged item and the other relating to the rate underlying the hedging instrument. These two time series will reflect any difference, if any such difference (i.e., timing, rounding conventions, differentials, etc.) existed — between the two associated rate observations. At the inception of the hedge, the source of the hedged item’s cash flows is the Insured Network Deposits Floating-Rate Deposit Program, which requires funding on the basis of a Fed Funds index. The swap also relies on this same index, applying identical market conventions. Thus, these two interest rate settings are identical, such that this regression would be moot, in that its results would be predetermined. In the event of a funding mechanism substitution, these two respective series may no longer be identical. In that instance the following procedure will be followed:

1.	The first regression analysis will use daily data, starting in January 2003 and extending through the latest complete calendar quarter of available of data.

2.	Series Y will be the historical series on the interest rate applicable to the hedged item, and Series X will be the historical series on the variable interest rate applicable to the derivative, pairing these data in a manner reflective of the respective reset conventions. The reliance on interest rate levels (as opposed to interest rate changes) in the regression analysis is justified by Paragraph 75 of FAS 133. Although this paragraph relates to a hedge of natural gas purchases, the standard clearly states that companies might reasonably expect hedges to be effective if “prices have been and are expected to continue to be highly correlated.”

3.	The prospective effectiveness test is deemed to be satisfied if the resulting R-square is greater than or equal to 0.80.

The complete set of regression results will be part of this effectiveness documentation. This spread sheet will also identify the funding mechanism that serves to generate the designated hedged item’s cash flows.

Retrospective Hedge Effectiveness Testing: In accordance with DIG issue E7, the retrospective effectiveness assessment will rely on the same regression methodology as that defined above for prospective testing, allowing for an updating of the data set to incorporate new data but maintaining the same number of observations. Two distinct tests would be required, however, if and when a substitution is made relating to the source of the hedged item. These tests will be performed following each quarter end. As before, passing the retrospective test requires that the regression R-square statistic is no smaller than 0.8 (rounded to the second decimal place); and, again, these regression results will be maintained in an independent spread sheet as a part of this hedge documentation.

Measuring Ineffectiveness: The Company relies on a comparison of the actual derivative’s results (realized and unrealized) with those of a hypothetical derivative as the basis for calculating hedge ineffectiveness. This calculation will be made for each

3

CASH FLOW HEDGE DOCUMENTATION

calendar quarter and maintained in the same spread sheet that contains the Company’s regression results. Assuming the results from the actual derivative and the hypothetical derivative are of common sign (i.e., both gains or both losses), ineffectiveness measures the excess gain or excess loss of the actual derivative relative to those of the hypothetical derivative. If these results have opposite signs, the entire actual result would be deemed to be ineffective.

The hypothetical derivative is that cap that would perfectly offset any changes in the Company’s interest payments on the designated hedged item, when the underlying rate is above 0.80% percent.

The measures of ineffectiveness will be maintained on the same spread sheet as that which contains the regression analyses.

Reclassification of OCI: OCI will be reclassified to assure that AOCI amounts at the end of each accounting period will equal the lesser of (a) the change in the market value of the actual derivative less any accruals relating to the period just passed, or (b) the change in the market value of the unexpired caplets for the hypothetical cap less accruals.

Other documentation requirements: The Company will assess the capacity to perform on the part of the derivatives counterparty at the end of each calendar quarter. This assessment will be documented on the same spread sheet that contains the regression results and ineffectiveness measures.

Tax treatment: This hedge documentation is independent of any documentation that may be appropriate or required in connection with tax considerations.

4

CASH FLOW HEDGE DOCUMENTATION

This hedge relationship is permitted by the Company’s risk management policy.

Approved by:	Date:

Hedging relationship ID:  WF 150mm

Inception of hedge:  2/3/09

Hedge strategy and context: The Bank of North Carolina has a variety of variable interest rate funding sources. Thus, the bank is exposed to risk of rising interest rates. Under this hedge relationship, the company has structured a synthetic cap, where the objective is to offset the effect of interest rate changes, whenever funding rates are higher than the strike rate of the synthetic cap. The synthetic cap differs from an actual cap in that it is structured as a swap, where the cost is embedded in the fixed leg of the swap. That is, the rate on the fixed leg of the swap is higher than which would have applied for a plain vanilla, fixed-versus-floating interest rate swap at the inception of the hedge.

Critically, the bank is hedging cash flows that may arise from various funding mechanisms. That is, substitution (along the line prescribed in DIG issue G21) will not precipitate termination of the current hedge relation. That said, such a restructuring could potentially foster a change to hypothetical derivative, on a go-forward basis. (See the discussion on measuring ineffectiveness.)

Hedged item: Monthly interest cash flows arising from funding rates in excess of 0.80%

The cash flows that serve as the hedged item are a set of uncertain interest payments associated with variable rate funding. These cash flows are interest payments on the funding sources that are paid monthly, reflecting daily interest rate resets. (Note that using the daily average on a prescribed notional balance is deemed to qualify as an acceptable.) All of the cash flows qualifying as hedged items will relate to interest payments pertaining to accrual periods that coincide with calendar months.

Any funding mechanism that serves as the source of the hedged item continues as this source until the Bank documents its intent to make a substitution. Such a substitution, however, will only be made prior to any resets for the applicable next-to-be-settled hedged item. At the inception of the hedge, and until further notice, the source of the hedged item’s cash flow will be the Bank’s Insured Network Deposits program. Any substitutions will be reflected in the spread sheet that supports this documentation.

The company believes the designated cash flows to be probable of occurring on the basis of its existing and planned operations, and the expectation that if the company would commit to maintaining an exposure to variable rate funding with the feature of overnight interest rate resetting

Principal amount	Identical to the notional amount of the derivative
Cash flow features	The hedged item is a set of uncertain cash flows associated with uncertain monthly interest payments, where the rate on these payments exceeds 0.80%
Cash flow frequency	Monthly, pairing a cash flow associated with variable interest payments with each (potential) cash flow of the associated hedging derivative.
Interest convention	ACT/360
Probability assessment	On the basis of outstanding and expected funding requirements, the designated cash flows are probable of occurring.

1

CASH FLOW HEDGE DOCUMENTATION

Accounting treatment: Cash Flow Hedge, G 20 treatment.

Nature of risk being hedged: The derivative is a swap having variable settlements that offset the risk of variable cash flows on the designated hedged item when the interest rate applicable to the designated outstanding balance exceeds 0.80 percent.

Hedging derivative: The hedging derivative is an interest rate swap

Derivative ID	476911
Counterparty	Wells Fargo
Trade date	2/3/09
Notional amount	$150 million
Effective date	2/18/09
Termination date	2/16/14
Fixed price (rate):	2.95%
Pay (P) or receive (R)	P
Interest convention	A/360
Settlements	16th day of the month, following business day convention. First payment on 3/16/09.
Variable price (rate)	Average of USD-Federal Funds – H.15 with 1 day look-back over each accrual period, plus 0.3% with a floor of 0.8%,
Pay (P) or receive (R)	R
Interest convention	A/360
Reset dates	NY business days
Settlements	16th day of the month, following business day convention. First payment on 311 6/09.

Risk management strategy and hedge objective: The hedge is designed to try to offset the risk of the Bank’s funding costs rising above 0.80 percent.

2

CASH FLOW HEDGE DOCUMENTATION

Method of assessing hedge effectiveness:

The prospective effectiveness test –

The Company validates its expectation that the hedge will be highly effective by demonstrating the respective variable rates underlying the debt that fosters the designated hedged item and the hedging derivative are highly correlated. We use regression analysis for this purpose. This regression will be performed by assessing the correlation between the two series of daily observations – one relating to rate underling the hedged item and the other relating to the rate underlying the hedging instrument. These two time series will reflect any difference, if any such difference (i.e., timing, rounding conventions, differentials, etc.) existed — between the two associated rate observations. At the inception of the hedge, the source of the hedged item’s cash flows is the Insured Network Deposits Floating-Rate Deposit Program, which requires funding on the basis of a Fed Funds index. The swap also relies on this same index, applying identical market conventions. Thus, these two interest rate settings are identical, such that this regression would be moot, in that its results would be predetermined. In the event of a funding mechanism substitution, these two respective series may no longer be identical. In that instance the following procedure will be followed:

1.	The first regression analysis will use daily data, starting in January 2003 and extending through the latest complete calendar quarter of available of data.

2.	Series Y will be the historical series on the interest rate applicable to the hedged item, and Series X will be the historical series on the variable interest rate applicable to the derivative, pairing these data in a manner reflective of the respective reset conventions. The reliance on interest rate levels (as opposed to interest rate changes) in the regression analysis is justified by Paragraph 75 of FAS 133. Although this paragraph relates to a hedge of natural gas purchases, the standard clearly states that companies might reasonably expect hedges to be effective if “prices have been and are expected to continue to be highly correlated.”

3.	The prospective effectiveness test is deemed to be satisfied if the resulting R-square is greater than or equal to 0.80.

The complete set of regression results will be part of this effectiveness documentation. This spread sheet will also identify the funding mechanism that serves to generate the designated hedged item’s cash flows.

Retrospective Hedge Effectiveness Testing: In accordance with DIG issue E7, the retrospective effectiveness assessment will rely on the same regression methodology as that defined above for prospective testing, allowing for an updating of the data set to incorporate new data but maintaining the same number of observations. Two distinct tests would be required, however, if and when a substitution is made relating to the source of the hedged item. These tests will be performed following each quarter end. As before, passing the retrospective test requires that the regression R-square statistic is no smaller than 0.8 (rounded to the second decimal place); and, again, these regression results will be maintained in an independent spread sheet as a part of this hedge documentation.

Measuring Ineffectiveness: The Company relies on a comparison of the actual derivative’s results (realized and unrealized) with those of a hypothetical derivative as the basis for calculating hedge ineffectiveness. This calculation will be made for each

3

CASH FLOW HEDGE DOCUMENTATION

calendar quarter and maintained in the same spread sheet that contains the Company’s regression results. Assuming the results from the actual derivative and the hypothetical derivative are of common sign (i.e., both gains or both losses), ineffectiveness measures the excess gain or excess loss of the actual derivative relative to those of the hypothetical derivative. If these results have opposite signs, the entire actual result would be deemed to be ineffective.

The hypothetical derivative is that cap that would perfectly offset any changes in the Company’s interest payments on the designated hedged item, when the underlying rate is above 0.80% percent.

The measures of ineffectiveness will be maintained on the same spread sheet as that which contains the regression analyses.

Reclassification of OCI: OCI will be reclassified to assure that AOCI amounts at the end of each accounting period will equal the lesser of (a) the change in the market value of the actual derivative less any accruals relating to the period just passed, or (b) the change in the market value of the unexpired caplets for the hypothetical cap less accruals.

Other documentation requirements: The Company will assess the capacity to perform on the part of the derivatives counterparty at the end of each calendar quarter. This assessment will be documented on the same spread sheet that contains the regression results and ineffectiveness measures.

Tax treatment: This hedge documentation is independent of any documentation that may be appropriate or required in connection with tax considerations.

4

MONEY MARKET DEPOSIT AGREEMENT

CUSTODIAL AGENT SCHEDULES	APPENDIX A

TO DEPOSITORY INSTITUTION AGREEMENT

Amended Schedule 1

Pursuant to the Depository Institution Agreement (the “Agreement”) between Promontory Interfinancial Network, LLC (“Promontory”) and Bank of North Carolina (the “Depository Institution”), Promontory and the Depository Institution enter into this Custodial Agent Schedule effective as of February 17, 2009 (the “Schedule Date”). This Amended Schedule supersedes any prior version. Capitalized terms not defined in this Amended Custodial Agent Schedule shall have the meaning set forth in the Agreement.

Custodial Agent: Subject to the provision below captioned “Transferability,” the Custodial Agent for purposes of this Schedule, pursuant to a Deposit Services Agreement (“DSA”) between the Custodial Agent and Promontory, shall be:

Pershing LLC

Launch Date: March 16, 2007

Reporting Period: The Reporting Period shall be the calendar month, unless Promontory specifies a different period by written notice to the Depository Institution at least ten (10) days in advance of the Launch Date, in which case the Reporting Period shall be such specified different period.

Total All-in Cost of Funds: The Total All-in Cost of Funds for each day shall be an amount equal to (a) the total outstanding balance for that day in the Custodial Deposit Accounts at the Depository Institution plus the accrued unpaid Total All-in Cost of Funds, multiplied by (b) the Daily Rate. The Daily Rate shall be calculated as follows: (i) if the Federal Funds Effective Rate for the prior day was greater than or equal to the Floor Rate, then the Daily Rate shall be the Federal Funds Effective Rate for the prior day plus 30 basis points, divided by 360; (ii) if the Federal Funds Effective Rate for the prior business day is less than the Floor Rate, then the Daily Rate shall be the Floor Rate plus 30 basis points, divided by 360. The Federal Funds Effective Rate means the Federal Funds Effective Rate as reported by the Board of Governors of the Federal Reserve System for the prior Business Day in the H.15 (519) publication entitled “Selected Interest Rates.” The Floor Rate shall be equal to 50 Basis Points. Notwithstanding anything to the contrary in this Agreement, compounding of the Total All-In Cost of Funds for purposes of this schedule will be monthly.

Custodial Agent All-in Cost of Funds: The Custodial Agent All-in Cost of Funds shall be the Total All-in Cost of Funds minus the Promontory Fee Amount as provided by Promontory for that calendar month.

Custodial Agent Fee Amount: The Depository Institution shall pay the Custodial Agent a Custodial Agent Fee Amount of up to 100% of the Custodial Agent All-in Cost of Funds; provided however, such fee may not exceed the Custodial Agent All-in Cost of Funds. The Custodial Agent may in its discretion reduce all or a portion of such Custodial Agent Fee Amount payable to it as part of the Custodial Agent All-in Cost of Funds without reducing the Custodial Agent All-in Cost of Funds. Any amount of the Custodial Agent All-in Cost of Funds not credited as a Custodial Agent Fee Amount will accrue and compound as interest with respect to and be credited to Customer Deposit Accounts.

Promontory Fee Amount: The Depository Institution shall pay Promontory the Promontory Fee Amount as provided by Promontory for that Reporting Period.

Third-Party Beneficiary: The Custodial Agent is a third-party beneficiary of the obligations of the Depository Institution set forth in Sections 1.02(a), (b), (c) and (d) (Cost of Funds); Section 1.03(b) (DI Target Balance Amount and DI Maximum Balance Amount); Section 1.04 (Launch Date; Testing of Service); Section 2.02 (Agreement with Settlement Agent); Sections 3.01(a) and (b) (Capital Category); Sections 5.01(a) and (b) (Daily Custodial Deposit Account Settlement and Verification); Sections 5.02(a), (b), (c) and (d) (Reporting Period Custodial Deposit Account Settlement and Verification); Section 6.01 (Representations, Warranties and Agreements of Both Parties); Section 6.02 (Additional Representations, Warranties and Agreements of Depository Institution); Section 8.01(a) (Confidentiality); Section 9.01 (Indemnification); and Section 13.01 (Advertising) of this Agreement.

Target Balance Date: February 18, 2009.

DI Target Balance Amount: $270 Million (based on Average Daily Balances).

DI Minimum Balance Amount: $250 Million (based on Average Daily Balances). “DI Minimum Balance Amount” means a minimum amount that Promontory, through the allocations it performs, will endeavor to cause to be maintained in the Custodial Deposit Accounts by the Target Balance Date. Promontory does not guarantee that the DI Minimum Balance Amount will be maintained.

- 1 -	DIA Appendix A

MONEY MARKET DEPOSIT AGREEMENT

DI Maximum Balance Amount: $280 Million (based on Average Daily Balances).

Term: Subject to Section 10.02 of the Agreement, the term of this Schedule shall begin on the date provided below and shall continue for an initial term of five (5) years after the Schedule Date (“Initial Term”). Thereafter, subject to Section 10.02 of the Agreement, this Schedule will continue in full force and effect for successive renewal terms of one (1) year, unless either party provides written notice of nonrenewal to the other party at least 180 days before a renewal term would otherwise begin.

Notwithstanding the foregoing, Promontory may remove the Depository Institution from any Deposit Sequence of the Custodial Agent hereunder if the Custodial Agent has reasonable concerns regarding the financial viability of the Depository Institution or regarding significant adverse publicity concerning the financial viability of the Depository Institution. In such event this Schedule will terminate and the Depository Institution will cooperate with Promontory to transition the Depository Institution from any affected Deposit Sequence in an orderly and reasonable manner. “Deposit Sequence” means a sequence of Depository Institutions that specifies the identity of Depository Institutions in which Customer funds of a Custodial Agent may be placed and the order in which the identified Depository Institutions will receive such funds.

In addition, notwithstanding the foregoing, Promontory shall have the right to immediately terminate this Schedule upon written notice to Depository Institution if the Depository Institution’s rating falls below “C” on the LACE Financial Credit Rating System. The “LACE Financial Credit Rating System” is the credit rating system maintained by the LACE Financial Corporation.

Transferability: Promontory, at its sole option and discretion, shall have the right to designate at any time a Custodial Agent other than the then-current Custodial Agent that has entered into a DSA as the Custodial Agent for purposes of this Schedule, effective on written notice to the Depository Institution. If the DSA between Promontory and a Custodial Agent terminates for any reason and Promontory does not designate another Custodial Agent as the Custodial Agent pursuant to this paragraph, this Schedule shall terminate when the DSA between Promontory and the Custodial Agent terminates, effective on written notice to the Depository Institution.

Agreed to and accepted, as of the Schedule Date, by:

BANK OF NORTH CAROLINA

By:
Name:
Title:

Agreed to and accepted by:

PROMONTORY INTERFINANCIAL NETWORK, LLC

By:
Name:	Mark P. Jacobsen
Title:	President and Chief Operating Officer

- 2 -	DIA Appendix A

MONEY MARKET DEPOSIT TERM SHEET

INDICATIVE SUMMARY OF TERMS

Insured Network Deposits

Floating-Rate Deposit Program

Bank of North Carolina

Service:	Floating-Rate Deposit Program

Insured Network DepositsSM, or IND®, Promontory’s deposit sweep service, enables Broker-Dealers (“B/D”) to offer their individual brokerage clients a daily sweep option that invests the clients’ eligible cash balances into deposit accounts at one or more depository institutions, which are members of the FDIC.

Depository Institution:	Bank of North Carolina (the “Depository Institution”)

Service Provider:	Promontory Interfinancial Network, LLC (“Promontory”)

Custodial Agent:	Pershing, LLC

Deposit Sweep Service:	Every day, B/Ds use Promontory’s IND to sweep cash balances from the retail client brokerage accounts at one or more B/Ds into a money market deposit account (“MMDA”) held with the Depository Institution. The B/D also instructs that funds be transferred from the MMDA to a transaction account (“TA”) on a daily basis, as needed to provide funds that the B/D’s clients wish to withdraw. These are “omnibus” accounts, representing thousands (or millions) of individual accounts recorded on the books of the B/D. Each B/D will open just two accounts (one MMDA and one TA) at the Depository Institution. The B/D will act as the custodian for all of the individual deposit accounts. The B/D and Promontory will provide the recordkeeping and track each transaction for all the individual accounts. Each day, Promontory will provide the Depository Institution proposed instructions for crediting or debiting each omnibus account held by the B/D at the Depository Institution. The Settlement Bank will either wire funds to the Depository Institution’s accounts, or will receive funds from the Depository Institution in the accounts.

Term:	5 Years Maturity: 2/16/14

1	Promontory Interfinancial Network, LLC

MONEY MARKET DEPOSIT TERM SHEET

Target Balance:	$270 Million

Promontory will attempt to allocate funds so that, by the Target Balance Date, the Depository Institution will receive an amount equal to the target balance amount agreed to with the Depository Institution. The parties may agree from time to time to change the target balance amount.

Minimum Balance:	$250 Million

Promontory and the Broker-Dealer will endeavor to prevent the balance from falling below the Minimum Balance.

Maximum Balance:	$280 Million

The Depository Institution agrees to accept funds placed with it through the IND up to the maximum balance amount. The parties may agree from time to time to change the maximum balance.

Total All-in Cost of Funds:	Rate Index + 0.30% All In

The “Rate Index” is the greater of the Federal Funds Effective Rate and the Floor Rate.

The “Federal Funds Effective Rate” is the rate published in the Federal Reserve Report “H.15 (519)” on the Federal Reserve Board’s website for the previous day.

The “Floor Rate” is 0.50%.

If the Federal Funds Effective Rate is greater than or equal to the Floor Rate, then the Total All-in Cost of Funds will be the Federal Funds Effective Rate + 0.30%.

If the Federal Funds Effective Rate is less than the Floor Rate, then the Total All-in Cost of Funds will be the Floor Rate + 0.30%, which equals 0.80%. Therefore, the minimum Total All-in Cost of Funds to be paid by the Depository Institution is 0.80%.

Total All-in Cost of Funds Accrual:	Monthly

The Total All-in Cost of Funds, which includes depositor interest and fees, will accrue and be compounded monthly.

Interest Payment Dates:	Monthly

Interest and fees will be paid on the first business day after the 15th of each month.

Reset Frequency:	Daily

Day Count Convention:	Actual / 360

Settlement Bank:	The Bank of New York Mellon (the “Settlement Bank”)

2	Promontory Interfinancial Network, LLC

MONEY MARKET DEPOSIT TERM SHEET

Start Date:	February 17, 2009

The Depository Institution will begin to receive funds from one or more of the B/Ds on or shortly after this date.

Target Date:	February 18, 2009

The Depository Institution will receive $270 million from one or more of the B/D’s on or shortly after this date

Settlement Dates:	Daily

The Depository Institution and B/Ds will settle daily with the Settlement Bank.

Capitalization Standard:	The Depository Institution at all times will represent and warrant that it meets the Federal Deposit Insurance Corporation’s definition of “well capitalized” and may accept brokered deposits without obtaining a waiver from the FDIC.

Minimum Credit Ratings Level:	The Depository Institution at all times will maintain a rating of “C” or better from LACE Financial.

FDIC Insurance:	Funds held in the BID’s MMDA and TA at the Depository Institution will be eligible for the maximum insurance coverage by the Federal Deposit Insurance Company per individual account.

2/3/09

3	Promontory Interfinancial Network, LLC